Exhibit 17.2

9/24/15   Mark Mirken, CEO  Company Address  Via US Mail and Email   Re: Proposed Form 8-K    Dear Sir:    I have reviewed the Form 8-K proposed by you regarding my resignation as a director.   You are well aware of the fact that I was not presented with a written notice of  termination for cause as required by the employment agreement (section 13.6) referred to in the Form 8-K. That statement is therefore untrue. I was not given the 30 days  notice to cure as found in Section 2 nor has there been any arbitration afforded me as available under section 13.9. The other allegations by the company against me as found in the Form 8-K, as proposed by the Company, are untrue and defamatory.  This letter must also be attached to a form 8-K filed by the company. Sincerely,       Genifer Murray  geniferrnuray©gmail.com 720-998-9454